Exhibit (a)(5)(F)

Financial information

Schneider Electric extends tender offer for Telvent shares to August 2, 2011

Rueil-Malmaison (France), July 20, 2011 - Schneider Electric SA (“Schneider Electric”) announced today that its wholly owned subsidiary Schneider Electric España, S.A.U. has extended its previously announced cash tender offer to purchase all of the issued shares of Telvent GIT, S.A. (“Telvent”) for $40.00 per share without interest and less any applicable withholding taxes. The tender offer is now scheduled to expire at 12:00 midnight, New York City time, at the end of Tuesday, August 2, 2011, unless further extended in accordance with the terms of Schneider Electric’s definitive agreement with Telvent and the applicable rules and regulations of the United States Securities and Exchange Commission (the “SEC).

The closing of the tender offer is subject to customary terms and conditions, including the expiration or termination of the statutory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), the receipt of the regulatory approval by the European Union competition authority and other regulatory clearances. As previously announced, the waiting period under the HSR Act has expired. The filing with respect to the approval by the European Union competition authority was made on July 11, 2011, and approval is pending. Under the applicable regulation, the European Union competition authority has until the end of August 17, 2011, which period may be extended under certain circumstances, to clear the tender offer or to extend their review. Schneider Electric is in the process of seeking the remaining applicable regulatory clearances of other jurisdictions. While a definitive closing date cannot yet be determined, Schneider Electric expects that the tender offer will close in the third quarter of 2011.

Any additional extension of the tender offer will be followed as promptly as practicable by public announcement thereof, and such announcement will be made not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

The depositary for the tender offer has indicated that, as of the close of business on July 19, 2011, 33,118,327 shares were validly tendered and not withdrawn pursuant to the tender offer, representing approximately 97% of the number of shares of Telvent issued as of May 31, 2011.

About Schneider Electric

As a global specialist in energy management with operations in more than 100 countries, Schneider Electric offers integrated solutions across multiple market segments, including leadership positions in energy and infrastructure, industrial processes, building automation, and data centers/networks, as well as a broad presence in residential applications. Focused on making energy safe, reliable, and efficient, the company’s 110,000 plus employees achieved sales of 20 billion euros in 2010, through an active commitment to help individuals and organizations “Make the most of their energy”.

www.schneider-electric.com/company

Investor Relations : Schneider Electric Carina Ho Phone : +33 (0) 1 41 29 83 29 Fax : +33 (0) 1 41 29 71 42 www.schneider-electric.com ISIN : FR0000121972	Press Contact : Schneider Electric Véronique Roquet Montegon Phone : +33 (0)1 41 29 70 76 Fax : +33 (0)1 41 29 88 14	Press Contact : DGM Michel Calzaroni Olivier Labesse Phone : +33 (0)1 40 70 11 89 Fax : +33 (0)1 40 70 90 46

Financial information (p. 2)

Important Notice

The description contained in this release is not an offer to buy or a solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement on Schedule TO filed by Schneider Electric and Schneider Electric España with the SEC on June 21, 2011, as amended. Telvent filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer on June 21, 2011. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement, as they may be amended from time to time, contain important information that should be read carefully before making any decision to tender securities in the tender offer. These materials have been or will be sent free of charge to all shareholders of Telvent. Investors may also obtain a free copy of these materials (and all other tender offer documents filed with the SEC) on the SEC’s website: www.sec.gov. The offer to purchase, related letter of transmittal and other tender offer materials, and the Schedule 14D-9, including the solicitation/recommendation statement, may also be obtained for free by contacting D.F. King & Co., Inc., the information agent for the tender offer, toll free at (800) 549-6650 or collect at (212) 269-5550.

Forward-looking Statements

This communication contains forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “strategy,” “will” and other words of similar meaning. The forward-looking statements are based on Schneider Electric’s beliefs, assumptions and expectations, taking into account all information currently available to Schneider Electric. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within Schneider Electric’s control. The forward-looking statements contained herein speak only as of the date hereof. Except as required by applicable law or the rules and regulations of any stock exchange on which its securities are listed, Schneider Electric expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this presentation to reflect any change in its expectations or any change in events, conditions or circumstance on which any forward looking statement contained herein is based.

Investor Relations : Schneider Electric Carina Ho Phone : +33 (0) 1 41 29 83 29 Fax : +33 (0) 1 41 29 71 42 www.schneider-electric.com ISIN : FR0000121972	Press Contact : Schneider Electric Véronique Roquet-Montégon Phone : +33 (0)1 41 29 70 76 Fax : +33 (0)1 41 29 71 95	Press Contact : DGM Michel Calzaroni Olivier Labesse Phone : +33 (0)1 40 70 11 89 Fax : +33 (0)1 40 70 90 46